UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SatCon Technology Corporation

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

803893106

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2001

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: 

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803893106
1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds N/A

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Solve Voting Power	1,400,000

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	1,400,000

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,400,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13	Percent of Class Represented Amount in Row (11)	8.465%

14	Type of Reporting Person	CO

Schedule 13D/A

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D originally filed on October 21, 1999 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended as follows:

On September 28, 2001, MTI sold 500,000 shares of Common Stock of the Issuer in a private sale. MTI acquired its beneficial ownership in 1,900,000 shares of SatCon Common Stock on October 21, 1999.

MTI intends, from time to time, to dispose of shares of Common Stock of the Issuer, depending upon market conditions and the requirements to finance the business operations of MTI.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

As of September 28, 2001:

(a) MTI is the direct and beneficial owner of 1,300,000 shares of the Issuer Common Stock and warrants to purchase 100,000 shares of Issuer Common Stock at an exercise price of $8.80 per share, representing 8.465% of the Common Stock outstanding. The number of shares used to determine MTI's ownership percentage assumes the issuance of 100,000 shares currently held as warrants by MTI.

(b) MTI has the sole power to vote and sole dispositive power for 1,400,000 shares of the Issuer Common Stock (assuming exercise of warrants described in paragraph (a)).

(c) During the past sixty (60) days MTI has sold 500,000 shares of Issuer Common Stock in a private transaction at $4.25 per share.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: October 5, 2001

Mechanical Technology Incorporated

s/Cynthia A. Scheuer
By: Cynthia A. Scheuer